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Any Consumable. Any Surface.

Smart Cups

Smart Cups is a patented technology platform that prints ingredients directly onto surfaces—transforming any cup, package, or substrate into a finished product with just water. By removing liquid from consumer products, Smart Cups dramatically reduces transportation costs, packaging waste, refrigeration needs, and carbon emissions—unlocking a more efficient and sustainable global supply chain. After more than a decade of R&D, millions invested into automation, and global recognition—including winning Gordon Ramsay's Food Stars and being named a TIME Best Invention—we are now positioned to scale through a high-margin, capital-light licensing model.



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$1.00 Share Price

$250.00 Min Investment

SEC Filings Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Season 1 Winner of Gordon Ramsay's Food Stars
Smart Cups

Opportunity

Smart Cups is a patented technology platform that prints ingredients directly onto surfaces, eliminating liquid from consumer products. This dramatically reduces transportation costs, packaging waste, refrigeration requirements, and carbon emissions, while allowing consumers to simply add water at the point of use.

In addition, Smart Cups has secured the opportunity to obtain **exclusive commercialization rights for a government-backed bioactive ingredient supported by over a decade of research**. The Company was approached for this opportunity because its printed ingredient platform provides a **novel water-less solution for delivering fragile bioactive compounds**, enabling improved stability, precise dosing, and on-demand activation—capabilities that are critical for successful commercialization.

Our Vision

The global beverage and supplement industries ship billions of pounds of liquid every year—most of which is simply water. This outdated supply chain results in massive transportation costs, excessive packaging waste, refrigeration requirements, and unnecessary carbon emissions. Smart Cups solves this problem by printing ingredients directly onto packaging surfaces, eliminating the need to transport water. Consumers simply add water at the point of use, dramatically reducing the weight and environmental impact of the supply chain.

A study conducted by **UCLA's Institute of the Environment and Sustainability**, authored by Professor Deepak Rajagopal, highlights the significant logistical advantages of this approach. The research found that a single Class 6 or 7 beverage truck filled with Smart Cups can transport **21 times more beverage volume than PET bottles and 31 times more than glass bottles.** When printed on PLA cups and paired with tap water, Smart Cups can reduce packaging materials by **20% compared to aluminum, 40% compared to plastic, and up to 90% compared to glass-based packaging.**



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Over
8 BILLION
Metric tons of carbon dioxide emitted in 2023 by the global transportation sector.



Market Opportunity

Smart Cups' patented printed ingredient platform has potential applications across numerous global industries where consumable ingredients are delivered in liquid form today. By eliminating the need to ship water and printing ingredients directly onto surfaces, Smart Cups can fundamentally improve the efficiency, sustainability, and logistics of how products are manufactured and distributed. The technology can be applied across multiple high-growth markets, including: **Global Beverage Market (~$1.9T), Nutritional Supplements (~$400B+), Functional Foods & Wellness Products (~$300B), Pharmaceutical & Drug Delivery Systems (~$1.5T+), Pet Wellness & Nutrition (~$250B+),** and **Humanitarian Aid & Military Nutrition.**

Because Smart Cups is a **platform technology rather than a single product**, the company has the potential to enable solutions across virtually every consumable product category. Rather than attempting to directly compete in every market, Smart Cups' strategy is to scale through a **capital-light model that includes licensing, white-label production, and strategic joint-venture partnerships with established brands and manufacturers.**



Reasons to Invest

1. Global Recognition & Media Validation

Smart Cups gained international recognition after winning FOX's Gordon Ramsay's Food Stars, securing a $250,000 investment and introducing the company's breakthrough technology to a global audience. The company has also been recognized by TIME Magazine's Best Inventions and has generated over 100 million views across social media, demonstrating strong public interest and market awareness.

2. Defensible Intellectual Property

Smart Cups has developed a patented printed ingredient platform protected by multiple issued patents and additional filings worldwide. This intellectual property forms the foundation for applications across numerous industries, creating barriers to entry and positioning Smart Cups as a potential technology provider to global brands.

3. Platform Technology with Multi-Industry Applications

Unlike traditional beverage or consumer product companies, Smart Cups is a technology platform that can be applied across a wide range of industries including food, beverage, nutrition, pharmaceuticals, and wellness. The company's strategy is to scale through licensing, white-label production, and strategic partnerships, allowing global partners to integrate the technology into their supply chains.



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Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

Amount Based

Tier 1
10% Bonus Shares

Invest $1,000.00 or more and receive 10% bonus shares at checkout.

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Tier 2
15% Bonus Shares

Invest $5,000.00 or more and receive 15% bonus shares at checkout.

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Tier 3
25% Bonus Shares

Invest $10,000.00 or more and receive 25% bonus shares at checkout.

Invest $10,000.00



Time Based

Tier 1

25% Bonus Shares

Invest between April 27, 2026 and May 4, 2026 to receive 25% bonus shares at checkout.

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Tier 2

20% Bonus Shares

Invest between May 5, 2026 and May 19, 2026 to receive 20% bonus shares at checkout.

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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

BUSINESS OVERVIEW

Smart Cups has developed a patented technology platform that transforms how consumable products are produced, transported, and delivered. By printing ingredients directly onto surfaces, Smart Cups eliminates the need to ship liquid—dramatically reducing shipping weight, packaging waste, refrigeration requirements, and carbon emissions.



SMART CUPS.
REDUCE SHIPPING. SAVE THE PLANET.
The world's first printed beverage.*
Our revolutionary solution to the economic and environmental problems associated with traditional liquid-based products.

The company converts traditional liquid-based products—such as beverages, nutrition, medicines, and supplements—into stable dry formulations that can be printed onto a wide range of surfaces including cups, packaging materials, and other substrates. When water is added at the point of use, the printed ingredients dissolve and instantly recreate the finished product.

This approach allows Smart Cups to ship **ingredients instead of water**, making the supply chain significantly lighter, more efficient, and more sustainable. Because the technology can be applied to virtually any consumable ingredient and surface, Smart Cups is developing a **platform capable of serving multiple industries**, including food and beverage, wellness and nutrition, pharmaceuticals, pet care, and emergency aid.

Rather than entering every market directly, Smart Cups plans to scale through **strategic licensing, white-label manufacturing, and joint-venture partnerships**, allowing global brands to integrate the technology into their own supply chains.



TRACTION & MILESTONES

Winner of FOX's Gordon Ramsay's Food Stars

Smart Cups founder and CEO **Chris Kanik won Season One of FOX's Gordon Ramsay's Food Stars**, earning a $250,000 investment from Gordon Ramsay and introducing Smart Cups' technology to a global audience. The show brought widespread awareness to the company's innovative printed ingredient


technology in the future of consumer products.

Strategic Collaboration with the U.S. Army

Smart Cups entered into a **Cooperative Research and Development Agreement (CRADA)** with the U.S. Army Combat Capabilities Development Command (DEVCOM) Soldier Center to explore applications of the company's printing technology for **soldier rations, hydration, and micronutrient delivery**. This collaboration highlights the potential for Smart Cups' platform in military nutrition, logistics efficiency, and field-ready product delivery.

Commercial Development with Food & Beverage Partners

Smart Cups is actively working with commercial partners to bring printed ingredient applications to market. This includes collaborations with a **coffee company exploring printed beverage products** and a **restaurant chain developing printed barbecue sauce solutions**, demonstrating the technology's versatility across food service and consumer packaged goods.

Emerging Biotech & Botanical Delivery Opportunity

Smart Cups is currently collaborating with a government-backed research institution studying a proprietary botanical compound with promising applications in cognition, neurological health, and overall human performance.

Smart Cups' printed ingredient platform has been identified as the launch method for the botanical due to its novel delivery system for bioactive compounds, which can enable precise dosing, improved stability, and convenient on-demand activation through the simple addition of water.

This opportunity highlights Smart Cups' potential to expand beyond food and beverages into biotechnology, functional nutrition, and pharmaceutical delivery systems, where efficient ingredient delivery and stability are critical.

The ability to print and activate complex compounds on demand could open new possibilities in areas such as cognitive enhancement, neurological support, micronutrient delivery, and advanced therapeutic applications—further demonstrating the versatility of the Smart Cups platform across high-value industries.

Transition to a Licensing & Platform Model

After years of research, patent development, and proof-of-concept commercialization, Smart Cups is transitioning from a manufacturing-focused model to a **capital-light platform strategy centered on licensing, white-label production, and strategic joint ventures**.

Rather than competing directly in every product category, Smart Cups is positioning itself as a **technology provider that enables global brands and manufacturers to integrate printed ingredient delivery into their existing supply chains**. This approach allows the company to scale faster across multiple industries while generating revenue through **technology licensing, product partnerships, and selective**



Built a portfolio of patents for our innovative technology

$11M+ Raised in previous funds

$8M+ Invested to scale production

Won multiple awards, including

TIME BEST INVENTIONS 2021

California Small Business of the Year in 2020

licensing, product partnerships, and selective commercialization of Smart Cups-branded products.

This transition significantly reduces capital requirements while unlocking the potential for **high-margin recurring revenue through licensing agreements and strategic partnerships.**



This truck can accommodate
31 TIMES
more beverage volume with Smart Cups compared to traditional glass bottles.


🛒 BUSINESS MODEL

A Scalable B2B Platform Model

Smart Cups is a **B2B technology company** that enables global brands and manufacturers to deliver consumable products without shipping liquid. By printing ingredients directly onto surfaces, our patented platform dramatically reduces shipping weight, packaging waste, refrigeration requirements, and transportation costs.

Rather than competing with established companies in every product category, Smart Cups is focused on **partnering with them**. Many global brands are actively seeking innovative and sustainable solutions that improve supply chain efficiency while meeting growing consumer demand for environmentally responsible products.

Our strategy is to scale through a **capital-light model that includes licensing, white-label production, and strategic joint ventures**, allowing partners to integrate Smart Cups' printed ingredient technology directly into their existing manufacturing and distribution systems.

Dual-Track Commercialization Strategy

Smart Cups operates under a **dual-track business model**. The company primarily focuses on **B2B licensing and white-label partnerships**, enabling global partners to commercialize products using Smart Cups' patented technology within their own brands and supply chains.

In parallel, Smart Cups will **selectively commercialize Smart Cups-branded products** to demonstrate the technology, generate direct revenue, and build market awareness. These products serve as proof of concept while showcasing new applications of the platform. These Smart Cups branded products are currently sold through **e-commerce channels**, with plans to expand into **retail distribution** as the brand and product portfolio continue to grow.

This dual-track approach allows Smart Cups to **capture value both as a technology provider and as a product innovator**, while scaling globally through strategic partnerships.

Platform Applications Across Multiple Industries

Smart Cups' proprietary printing technology can be applied to a wide range of consumable products and surfaces. This creates potential applications across numerous industries including:

- Food & Beverage
- Nutrition & Wellness
- Biotechnology & Pharmaceutical Delivery
- Pet Care & Animal Health
- Emergency Nutrition & Humanitarian Aid

Because the platform can deliver ingredients on nearly any surface, Smart Cups has the potential to enable entirely new product formats across virtually every consumable category.

Revenue Model

Smart Cups expects to generate revenue through multiple channels:

- **Technology licensing agreements**
- **White-label product partnerships**
- **Strategic joint ventures**
- **Selective commercialization of Smart Cups-branded products**

This approach allows Smart Cups to scale its technology globally while maintaining a **capital-efficient business structure and recurring revenue opportunities**.



This truck can accommodate
31 TIMES
more beverage volume with Smart Cups compared to traditional glass bottles.

Our Team



Chris Kanik is the Founder and CEO of Smart Cups, a sustainability-driven technology company that develo... Read more

Chris Kanik
Founder & CEO



Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

$94,145.00	$10,311.00	$5,000.00/mo	1 months
Revenue	Cash in Hand	Burn Rate	Runway

$6,208,395.00	$128,767.00	1	50
Assets	Debt	Employees	Customers

Disclaimer: Smart Cups has many B2C customers and a few enterprise customers.

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.



⊙ Term ›
Overview of offering structure and key investment details.

⊕ Valuation ›
Company value guiding investment terms and security type.

◉ Use of Proceeds ›



Terms

Security Type
Equity

Security Price
$1.00

Min Investment
$250.00

Offering Minimum: $10,000.00 | 10,000 shares of Class A Common Stock
Offering Maximum: $618,000 | 618,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.00 per share
Minimum Investment Amount (per investor): $250.00 | 250 shares of Class A Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering

⊙ **Use of Proceeds**   ›
How the company plans to use raised funds.

◷ **SEC Filings**   ›
Access full regulatory filings for complete offering details.

Min Investment
$250.00

Raise Target
$10,000.00 - $618,000.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000.00 by August 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Smart Cups, Inc., the name of the SPV is Smart Cups SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Smart Cups SPV, LLC and Smart Cups SPV, LLC will, in turn, use your money to invest in Smart Cups, Inc. Hence, Smart Cups SPV, LLC will be reflected as one investor in Smart Cups, Inc.

Smart Cups, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Smart Cups SPV, LLC will conduct no business other than to invest in Smart Cups, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Smart Cups SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Smart Cups, Inc. is a corporation, you will be an owner of Smart Cups SPV, LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to Smart Cups, Inc., not to Smart Cups SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Smart Cups SPV, LLC, not in the Company directly. You will receive an interest in Smart Cups SPV, LLC called "Investor Shares" while Smart Cups SPV, LLC will receive shares of Common Shares issued by the Company. The governing documents of Smart Cups SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Shares to be issued to you from Smart Cups SPV, LLC, are intended to put you in the same position as if you had purchased shares of Common Shares directly from the Company.

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